Exhibit 99.1

ZETA NETWORK GROUP ANNOUNCES REVERSE SHARE SPLIT

NEW YORK, March 9, 2026 /PRNewswire/ -- Zeta Network Group (“Zeta” or the “Company”) (Nasdaq: ZNB), today announced that the Company’s board of directors approved on February 10, 2026, that the authorised, issued, and outstanding shares of the Company be consolidated on a 100 for 1 ratio with the marketplace effective date of March 12, 2026.

The objective of the share consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on Nasdaq.

Beginning with the opening of trading on March 12, 2026, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “ZNB” but under a new CUSIP number, G2287A142.

As a result of the share consolidation, each 100 Class A ordinary shares outstanding will automatically combine and convert to one issued and outstanding Class A ordinary share without any action on the part of the shareholders. No fractional shares will be issued to any shareholders in connection with the share consolidation, and each shareholder will be entitled to receive one share of the Company in lieu of the fractional share of that class that would have resulted from the share consolidation.

At the time the share consolidation is effective, the Company’s authorized share capital is changed from USD$32,000,000.00 divided into 11,200,000,000 granted Class A Ordinary shares with a nominal or par value of USD$0.0025 and 1,600,000,000 Class B Ordinary shares with a nominal or par value of USD$0.0025 each, to USD$32,000,000.00 divided into 112,000,000 Class A Ordinary shares with a nominal or par value of USD$0.25 each and 16,000,000 Class B Ordinary shares with a nominal or par value of USD$0.25 each. The Company’s total issued and outstanding Class A ordinary shares will be changed from 158,079,166 Class A ordinary shares with a par value of US$0.0025 per share to approximately 1,580,792 Class A ordinary shares with a par value of US$0.25 per share. The Company’s total issued and outstanding Class B ordinary shares will be changed from 480 Class B ordinary shares with a par value of US$0.0025 per share to 5 Class B ordinary shares with a par value of US$0.25 per share.

About Zeta Network Group (Nasdaq: ZNB)

Zeta Network Group (Nasdaq: ZNB) is a U.S.-listed digital infrastructure and financial technology company pioneering the convergence of traditional finance and the digital asset economy. The Company is developing a Bitcoin-centric institutional finance platform that integrates digital asset treasury management, Bitcoin liquidity aggregation, and sustainable Bitcoin mining operations, all within a regulated Nasdaq framework.

Led by a global team of finance and technology experts, Zeta is redefining institutional digital finance by merging the governance and transparency of a public company with the innovation and scalability of blockchain to create a trusted bridge between capital markets and decentralized finance.

For more information, visit ir.thezetanetwork.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and involve risks and uncertainties that could cause actual results to differ materially from those projected. Forward-looking statements include, among other things, statements regarding anticipated financial performance, strategy, and the potential impact of the transaction described herein. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Zeta Network Group undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.